Exhibit 21.1

Subsidiaries of Almost Never Films Inc.

Company	Percentage of Ownership	Jurisdiction of Incorporation
Almost Never Films, Inc. (Indiana)	100%	Indiana
One HLWD KY LLC	90%	Indiana
Two HLWD KY LLC	90%	Indiana
Three HLWD KY LLC	90%	Indiana
FWIL, LLC	100%	Indiana